CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES ACQUISITION OF STORM RESOURCES LTD.
CALGARY, ALBERTA – NOVEMBER 9, 2021 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) announces it has entered into a definitive agreement with Storm Resources Ltd. (“Storm”) relating to the acquisition under a plan of arrangement of all the issued and outstanding common shares of Storm, for a cash consideration of $6.28 per share. The Company will also assume Storm’s total debt, working capital deficit and other monetary obligations of approximately $186 million. The transaction value represents approximately 1% of Canadian Natural’s enterprise value and does not materially impact the Company’s balance sheet strength or liquidity position. Storm’s land and production are located within Canadian Natural’s core area providing opportunity to leverage synergies.
Current production, before royalties, to be acquired by Canadian Natural, is approximately 136 million cubic feet per day of natural gas and 5,600 barrels per day of NGLs. The assets include properties in the high quality, liquids rich Montney area of Northeast British Columbia.
Under the Company’s free cash flow allocation policy to the extent that absolute debt is below $15 billion, such amount will be available for strategic growth/acquisition opportunities. As the Company’s absolute debt is targeted to be below $15 billion when this transaction closes in December 2021, such available funding will be used to fund the acquisition. This will not impact the free cash flow allocation policy as it relates to the amounts to be allocated to share repurchases. The incremental future cash flows from this strategic growth/acquisition activity is targeted to benefit future returns to shareholders and balance sheet strength.
In commenting on the acquisition, Canadian Natural’s President, Tim McKay stated, “This acquisition provides existing production and infrastructure that complements our current assets in the area. These operating areas provide opportunity for synergies within our current diversified portfolio. We look forward to working together with the staff currently employed by Storm.”
The transaction is targeted to close in December, 2021, subject to normal closing conditions.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. sector of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 - 2nd Street S.W. Calgary, Alberta, T2P4J8 Phone: 403-514-7777 Email: ir@cnrl.com www.cnrl.com

TIM S. MCKAY
President
MARK A. STAINTHORPE
Chief Financial Officer and Senior Vice-President, Finance
JASON M. POPKO
Manager, Investor Relations
Trading Symbol - CNQ
Toronto Stock Exchange
New York Stock Exchange

Certain information regarding the Company and the announced transaction contained herein may constitute forward-looking statements under applicable securities laws. Such statements are based on current expectations, estimates and projections and are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for a complete forward-looking statement advisory at www.cnrl.com